Exhibit 1

Westpac Banking Corporation ABN 33 007 457 141

Media Release

26 September 2007

Retirement of David Crawford

Westpac Banking Corporation Chairman, Mr Ted Evans, today announced that Non-executive Director David Crawford intends to retire at the conclusion of Westpac’s Annual General Meeting on 13 December 2007 after five and a half years on the Board.

Mr Crawford has been appointed the Chairman of Foster’s Group Limited effective from 1 November 2007 and as a result of this additional time commitment has chosen to retire from the Westpac Board.

Mr Evans thanked Mr Crawford for his extensive contribution to the Westpac Board over the past five and a half years, including his contribution to the Board Audit Committee.  David has been a member of the Board Audit Committee for over 5 years, including 4 years as Chairman.

Mr Evans said that he expects to make an announcement regarding a further Board appointment shortly.

Mr Crawford said: “My term on the Westpac Board has been exciting and rewarding.  I have enjoyed working with the very talented executive team and wish them and the Bank every success for the future.”

For Further Information

David Lording

Media Relations

Westpac Banking Corporation

Ph: 02 8253 3510

Mb: 0419 683 411